EXHIBIT 21

SYPRIS SOLUTIONS, INC.

SUBSIDIARIES OF THE COMPANY

The Company’s subsidiaries as of December 31, 2022 are as follows:

(1)	Sypris Electronics, LLC, a Delaware limited liability company.

(2)	Sypris Technologies, Inc., a Delaware corporation.

(3)	Sypris Technologies Marion, LLC, a Delaware limited liability company.

(4)	Sypris Technologies Mexican Holdings, LLC, a Delaware limited liability company.

(5)	Sypris Technologies Mexico, S. de R.L. de C.V., a Mexican limited liability company.

(6)	Sypris Technologies Northern, Inc., a Delaware corporation.

(7)	Sypris Technologies Southern, Inc., a Delaware corporation.

(8)	Sypris Technologies International, Inc., a Delaware corporation.

(9)	ST Property Holdings, LLC, a Kentucky Limited Liability Company